As filed with the Securities and Exchange Commission on July 11, 2008
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            ---------------------------------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                          ----------------------------

     (Exact name of Registrar as Specified in its Articles of Incorporation)

                          ----------------------------

                   Siliconware Precision Industries Co., Ltd.
                   (Translation of issuer's name into English)

                          ----------------------------

                            Taiwan, Republic of China
            (Jurisdiction of incorporation or organization of issuer)

            ---------------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                          ----------------------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                          ----------------------------

                              Puglisi & Associates
                          850 Library Avenue, Suite 204
                             Newark, Delaware 19715
                                 (302) 738-6680
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

            ---------------------------------------------------------

                                   Copies to:
    Chris K. H. Lin, Esq.                          Herman H. Raspe, Esq.
Simpson Thacher & Bartlett LLP              Patterson, Belknap, Webb & Tyler LLP
    ICBC Tower, 35th Floor                      1133 Avenue of the Americas
        3 Garden Road                             New York, New York 10036
      Central, Hong Kong                               (212) 336-2000
        (852)2514-7600

            ---------------------------------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    (check the appropriate box)
                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                                          CALCULATION OF REGISTRATION FEE
--------------------------------------------- -------------- -------------------- ------------------- --------------
                                                              Proposed Maximum     Proposed Maximum     Amount of
           Title of Each Class of             Amount to be     Aggregate Price        Aggregate       Registration
        Securities to be Registered            Registered         Per Unit*        Offering Price**        Fee
--------------------------------------------- -------------- -------------------- ------------------- --------------
Share ADSs, each representing five (5)         100,000,000          $5.00           $5,000,000.00        $196.50
shares of Common Stock, par value NT $10.00
per share ("Shares"), of Siliconware
Precision Industries Co., Ltd. ("Company").
--------------------------------------------- -------------- -------------------- ------------------- --------------
Temporary PC ADSs automatically
exchangeable into Share ADSs, each
Temporary PC ADS representing an individed
interest in a global Payment Certificate,
each interest representing the irrevocable
right to receive five (5) Shares from the
Company.
--------------------------------------------- -------------- -------------------- ------------------- --------------
Temporary EC ADSs automatically
exchangeable into Share ADSs, each
Temporary EC ADS representing five (5)
Entitlement Certificates ("ECs"), each EC
evidencing the irrevocable right to receive
one (1) Share from the Company.
--------------------------------------------- -------------- -------------------- ------------------- --------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                PART I

                  INFORMATION REQUIRED IN PROSPECTUS

                         Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                              Location in Form of American
                                                              Depositary Receipt ("Receipt")
Item Number and Caption                                       Filed Herewith as Prospectus
-----------------------                                       ----------------------------
1.       Name of Depositary and address of its principal      Face of Receipt -  introductory article
         executive office

2.       Title of Receipts and identity of deposited          Face of Receipt - top center
         securities

Terms of Deposit:

         (i)      The amount of deposited securities          Face of Receipt - upper right corner
                  represented by one American Depositary
                  Share

         (ii)     The procedure for voting, if any, the       Reverse of Receipt - Paragraphs (16)
                  deposited securities                        and (17)

         (iii)    The collection and distribution of          Reverse of Receipt - Paragraphs (14)
                  dividends

         (iv)     The transmission of notices, reports and    Face of Receipt - Paragraph (13)
                  proxy soliciting material                   Reverse of Receipt - Paragraph (16)

         (v)      The sale or exercise of rights              Face of Receipt - Paragraph (2);
                                                              Reverse of Receipt - Paragraphs (14) and (16)

         (vi)     The deposit or sale of securities           Face of Receipt - Paragraphs (3), (6)
                  resulting from dividends, splits or         (14) and (18);
                  plans of reorganization                     Reverse of Receipt - Paragraph (14)

         (vii)    Amendment, extension or termination         Reverse of Receipt - Paragraphs (22) of
                  the deposit agreement                       and (23) (no provision for extensions)

         (viii)   Rights of holders of Receipts to inspect    Face of Receipt - Paragraph (13)
                  the transfer books of the Depositary
                  and the list of holders of Receipts

                                                              Location in Form of American
                                                              Depositary Receipt ("Receipt")
Item Number and Caption                                       Filed Herewith as Prospectus
-----------------------                                       ----------------------------
         (ix)     Restrictions upon the right to deposit or   Face of Receipt - Paragraphs (2), (3),
                  withdraw the underlying securities          (4), (6) and (7), (9) and (10)

         (x)      Limitation upon the liability of the        Face of Receipt - Paragraphs (7)
                  Depositary                                  Reverse of Receipt - Paragraphs (19) and (20)

3.       Fees and charges which may be imposed                Face of Receipt - Paragraph (10)
         directly or indirectly on holders of Receipts

Item 2.   AVAILABLE INFORMATION                               Face of Receipt - Paragraph (13)

Siliconware Precision Industries Co., Ltd. (the "Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549, and at the principal executive office of the Depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American
      Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement filed as Exhibit (a)(ii) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a)(i) Second Amended and Restated Deposit Agreement, dated as of June 7, 2000, by and among Siliconware Precision Industries Co., Ltd. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Deposit Agreement").*

      (a)(ii) Form of Amendment No. 1 to Second Amended and Restated Deposit Agreement by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(ii).

      (b) Letter Agreement, dated as of September 14, 2007, by and between the Company and the Depositary relating to the issuance of the American Depositary Shares by mean of the direct registration system. -- Filed herewith as Exhibit
(b).

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three (3) years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e) Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.


* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-11918), filed with the Commission on May 5, 2000.

Item 4. UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, to be amended by Amendment No. 1 to Second Amended and Restated Deposit Agreement, by and among Siliconware Precision Industries Co., Ltd., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 11th day of July, 2008.

                            Legal entity created by the form of Second Amended and Restated Deposit Agreement, as amended, for the issuance of American Depositary Receipts evidencing American Depositary Shares issued as (i) Share American Depositary Shares ("Share ADSs"), each Share ADS representing five (5) shares of Common Stock, par value NT $10.00 per share ("Shares"), of Siliconware Precision Industries Co., Ltd. (the "Company"), (ii) Temporary PC American Depositary Shares ("Temporary PC ADSs") automatically exchangeable into Share ADSs, each Temporary PC ADS representing an individed interest in a global Payment Certificate, each interest representing the irrevocable right to receive five (5) Shares from the Company, or (iii) Temporary EC American Depositary Shares ("Temporary EC ADSs") automatically exchangeable into Share ADSs, each Temporary EC ADS representing five (5) Entitlement Certificates ("ECs"), each EC evidencing the irrevocable right to receive one (1) Share from the Company.


                            CITIBANK, N.A., solely in its capacity as Depositary


                            By: /s/ Keith Galfo
                                ------------------------------------------------
                                Name:  Keith Galfo
                                Title: Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Siliconware Precision Industries Co., Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Taichung, Taiwan on this 11th day of July, 2008.

                                      Siliconware Precision Industries Co., Ltd.


                                      By: /s/ Bough Lin
                                          --------------------------------------
                                          Name:  Bough Lin
                                          Title: Chairman of the Board

                               POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bough Lin and Chi Wen Tsai and each of them, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on July 11, 2008.

        Signature                                           Title
        ---------                                           -----


/s/ Bough Lin
------------------------------
Bough Lin                               Chairman of the Board


/s/ Chi Wen Tsai
------------------------------
Chi Wen Tsai                            Vice Chairman of the Board; President; Chief Executive Officer


------------------------------
Wen Lung Lin                            Director


/s/ Yen Chun Chang
------------------------------
Yen Chun Chang                          Director; Senior Vice President


/s/ Wen Jung Lin
------------------------------
Wen Jung Lin                            Director


/s/ Jerome Tsai
------------------------------
Jerome Tsai                             Director


------------------------------
Hsiu Li Liu                             Director


------------------------------
Ing Dar Liu                             Director


------------------------------
Jing Shan Aur                           Director


/s/ Eva Chen
------------------------------
Eva Chen                                Chief Financial Officer; Chief Accounting Officer

                    SIGNATURE OF AUTHORIZED REPRESENTATIVE OF

                   SILICONWARE PRECISION INDUSTRIES CO., LTD.

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Siliconware Precision Industries Co., Ltd., has signed this Registration Statement on Form F-6 on the 11th day of July, 2008.


                                              PUGLISI & ASSOCIATES


                                              By: /s/ Donald J. Puglisi
                                                  ------------------------------
                                                  Name: Donald J. Puglisi
                                                  Title: Managing Director

                                Index to Exhibits

                                                                   Sequentially
Exhibit               Document                                     Numbered Page
-------               --------                                     -------------
(a)(ii)               Form of Amendment No. 1 to Second Amended
                      and Restated Deposit Agreement

(b)                   ADS Direct Registration System Letter
                      Agreement

(d)                   Legal Opinion